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                                                                     EXHIBIT 12



                             SERVICE EXPERTS, INC.

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHANGES(1)
                             (DOLLARS IN THOUSANDS)


                                           1992       1993       1994       1995       1996
FIXED CHARGES:
   Interest Expense                      $    66    $   196    $   276    $   610    $   613

   Portion of rents representative
     of interest factor                  $    62    $    66    $    77    $    85    $   191

   Total fixed charges                   $   128    $   262    $   353    $   695    $   804

EARNINGS:
   Earnings before income tax expense    $   948    $   442    $ 1,737    $   (23)   $ 4,875

   Undistributed equity in affiliate
     earnings                                --       --          --        --       $   (30)

   Fixed charges                         $   128    $   262    $   353    $   695    $   804

Total earnings                           $ 1,076    $   704    $ 2,090    $   672    $ 5,649

Ratio of earnings to fixed charges          8.41x      2.69x      5.92x        (2)     7.03x


(1) Because the Company has no shares of preferred stock outstanding, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for each period listed above.

(2) Earnings are inadequate to cover fixed charges for the year ended December 31, 1995. The coverage deficiency was $23,000.